Southern States Sign Company

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Subsidiaries

Those entities, which are indented, represent subsidiaries of the entity under which they are indented.

Name of Company	Jurisdiction of Formation
Southern States Sign Company	Nevada
A. Conte Rosso & Partners S.r.l.	Italy
1. Aral Immobiliare S.r.l.	Italy
2. C.R.&P. Service S.c.a.r.l.	Italy
3. Galzignano Terme Golf & Resort S.p.A	Italy
4. Masseria Santo Scalone Hotel & Resort S.r.l.	Italy
5. Primesint S.r.l.
6. Ripa Hotel & Resort S.r.l.	Italy